

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2018

John Butler
President and Chief Executive Officer
Akebia Therapeutics, Inc.
245 First Street
Cambridge, MA 02142

 Re: Akebia Therapeutics, Inc.
 Amendment No. 1 to Registration Statement on Form S-4
 Filed October 25, 2018
 File No. 333-227622

Dear Mr. Butler:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 17, 2018 letter.

Amendment No. 1 to Form S-4

Certain U.S. Federal Income Tax Consequences, page 136

1. We note your response to prior comment 1. However, we note that although your counsel's opinion states that the section under the caption "Certain U.S. Federal Income Tax Consequences" constitutes its opinion as to the material U.S. federal income tax consequences, your disclosure in the prospectus does not state clearly that such disclosure is the opinion of counsel. In addition, your disclosure continues to include language stating that the section is a "general" discussion and your disclosure in the Q&A and the Summary continue to state that "generally" certain tax consequences will apply. Please

revise accordingly Please also remove the word "Certain" from the heading for this section. See Section III.C.1 of Staff Legal Bulletin No. 19.

 Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Daniel Rees, Esq.